

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
Wayne Levin
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Re: Lions Gate Entertainment Corp.
Registration Statement on Form S-3
Filed September 2, 2011
File No. 333-176656

Dear Mr. Levin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the provision in Section 2 of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011 that states that you "shall have the right, for 35 business days following the date of this Agreement, to designate one or more parties including pursuant to a registered offering . . . to purchase from Icahn up to 22,080,985 Shares in the aggregate, free and clear of all Encumbrances, at $7.00 per Share in cash." To the extent that this agreement seems to indicate that the securities will be offered to a single investor or to a limited number of investors, please provide your analysis as to why this is a public offering. In addition, please advise as to whether you have approached potential buyers regarding the securities in this offering.

Prospectus Cover Page

2. Please revise to disclose the price to the public of the securities and the selling security holders' net proceeds pursuant to Item 501(b)(3) of Regulation S-K. In addition, please revise to clarify here and in your Plan of Distribution section whether this offering terminates 35 business days from the date of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011. To the extent that the offering does not terminate 35 days from the date of the agreement, please revise to clarify here and in your Plan of Distribution section whether the selling security holders must sell the remaining shares under this registration statement at a fixed price of $7.00 per share. In this regard, we note that you have calculated your fee pursuant to Rule 457(c) under the Securities Act.

Plan of Distribution, page 9

3. Please significantly revise your Plan of Distribution section to address the provisions of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011 that affect your plan of distribution. In addition, please revise to disclose how you intend to locate buyers for the securities in this offering. For example, please disclose as to whether you intend to use a broker-dealer or a finder to help sell the securities.

4. We note your disclosure on page nine that the selling security holders "may be deemed to be 'underwriters' within the meaning of Section 2(11) of the Securities Act." Please advise as to why you believe that the selling security holders are not underwriters pursuant to Section 2(11). Please address, in particular, how the agreement between the company and the selling security holders to sell the securities impacts the analysis. To the extent that they are underwriters pursuant to Section 2(11) of the Securities Act, please revise to remove the words "may be deemed to be" and revise the cover page accordingly.

Exhibit 5.1

5. Please have counsel revise to remove the second and third sentences from the first paragraph on page two of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        David J. Johnson, Jr.
        O'Melveny & Myers LLP